UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

MEDIMMUNE, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share (including the associated preferred stock purchase rights)
(Title of Class of Securities)

584699102
(CUSIP Number)

Graeme H. R. Musker AstraZeneca PLC 15 Stanhope Gate London, W1K 1LN, England Telephone: +44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With Copies to:

Paul R. Kingsley
Thomas J. Reid
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

June 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584699102	13D	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AstraZeneca PLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 219,463,013
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 219,463,013
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,463,013
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 91.9%[1]
14.	Type of Reporting Person (See Instructions) OO

1 Calculated based on 238,861,003 shares outstanding as of June 4, 2007, as reported by MedImmune’s transfer agent.

CUSIP No. 584699102	13D	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AstraZeneca Biopharmaceuticals Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 219,463,013
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 219,463,013
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,463,013
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 91.9%[2]
14.	Type of Reporting Person (See Instructions) CO

2 Calculated based on 238,861,003 shares outstanding as of June 4, 2007, as reported by MedImmune’s transfer agent.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune, Inc., a Delaware corporation (“MedImmune”).  The principal executive offices of MedImmune are located at One MedImmune Way, Gaithersburg, Maryland, 20878.

Item 2.  Identity and Background

(a)−(c) and (f)  The names of the persons filing this statement are AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and AstraZeneca Biopharmaceuticals Inc., a Delaware corporation and indirect wholly owned subsidiary of AstraZeneca (“Purchaser”, and together with AstraZeneca, the “Reporting Persons”).

The address of the principal office of AstraZeneca is 15 Stanhope Gate, London, W1K 1LN, England.  The address of the principal office of Purchaser is 1800 Concord Pike, P.O. Box 15437, Wilmington, Delaware 19850.  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of AstraZeneca and Purchaser are set forth on Schedule A and Schedule B, respectively, attached hereto and are incorporated herein by reference. The principal business of AstraZeneca is the development and sale of pharmaceutical products on a global basis.  The principal business of Purchaser is the acquisition of MedImmune.

(d) During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B attached hereto were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Shares tendered in the Offer described in Item 4 below was approximately $12.73 billion.  AstraZeneca and Purchaser funded the purchase of the Shares with borrowings from a $15.0 billion committed revolving facility.  The facility is available to AstraZeneca pursuant to an amended and restated facility agreement dated May 31, 2007 among AstraZeneca, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, JPMorgan Cazenove Limited acting as mandated lead arranger, HSBC Bank plc as facility agent, HSBC Bank USA, National Association as swingline agent, and the other parties thereto, a copy of which is filed as Exhibit 1 hereto and incorporated by reference.  Further information regarding the facility is set forth in Amendment No. 4 to the Schedule TO (as defined below) filed by AstraZeneca and Purchaser on a Schedule TO-T/A with the Securities and Exchange Commission on May 31, 2007.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Shares in connection with the acquisition of MedImmune by AstraZeneca pursuant to the Merger Agreement (described below).  On April 22, 2007, MedImmune, AstraZeneca and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, on May 3, 2007, AstraZeneca and Purchaser commenced a tender offer to acquire all of MedImmune’s outstanding Shares, at a price of $58.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 and in the related Letter of Transmittal (which, as amended or supplemented, together constitute the “Offer”).  The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Thursday, May 31, 2007. At the expiration of the Offer, a total of approximately 201,521,289 Shares were validly tendered and not withdrawn (not including Shares delivered through notices of guaranteed delivery), representing approximately 84.4% of the outstanding Shares.  In addition, 27,750,668 Shares were tendered by notice of guaranteed delivery, representing approximately 11.6% of the outstanding Shares.  In total, 229,271,957 Shares, including Shares tendered by notice of guaranteed delivery, were validly tendered and not withdrawn, representing approximately 96.0% of the outstanding Shares.

On June 1, 2007, AstraZeneca announced that Purchaser had commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period expired at 12:00 midnight, New York City time, on Tuesday, June 5, 2007.  In total, Purchaser purchased in the initial and subsequent offering periods of the Offer 219,463,013 Shares, representing approximately 91.9% of the outstanding Shares.

Purchaser has accepted for payment, and AstraZeneca has provided the funds necessary to pay for, all Shares that were validly tendered during the initial offering period and the subsequent offering period of the Offer.

In accordance with the Merger Agreement, AstraZeneca intends to complete the acquisition of MedImmune under the short-form merger provisions of the Delaware General Corporation Law without a vote or meeting of MedImmune’s stockholders via a merger, whereby Purchaser will merge with and into MedImmune (the “Merger”), with MedImmune continuing as the surviving corporation and an indirect wholly owned subsidiary of AstraZeneca (the “Surviving Corporation”). At the effective time of the Merger, each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the Delaware General Corporation Law and any Shares held by MedImmune, AstraZeneca or any of their subsidiaries (including Purchaser)) will be converted into the right to receive the same $58.00 per Share price paid in the Offer, without interest.  The Merger is expected to be completed on or about June 18, 2007.  Following the Merger, the Shares will no longer meet the standards for continued listing on the NASDAQ Global Select Market and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In addition, pursuant to the Merger Agreement, each director of MedImmune, other than Ms. Barbara Hackman Franklin, Dr. M. James Barrett and Ms. Elizabeth H.S. Wyatt, submitted letters of resignation from the MedImmune Board effective as of June 1, 2007.  On June 1, 2007, the MedImmune Board appointed Messrs. David Elkins, Glenn Engelmann, John Goddard, Shaun Grady, Rodger McMillan and John Rex as directors of MedImmune to fill the vacancies created by such resignations.  Such individuals were designated for appointment as directors by AstraZeneca and Purchaser pursuant to the Merger Agreement, and their appointment provides AstraZeneca with majority representation on the MedImmune Board of Directors.  Following the Merger, the directors of Purchaser will be the directors of MedImmune.

The foregoing description of the Merger and the Offer is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated by reference and the Tender Offer Statement on Schedule TO, originally filed by AstraZeneca and Purchaser with the Securities and Exchange Commission on May 3, 2007 (as amended, the “Schedule TO”), a copy of which is filed as Exhibit 3 hereto and incorporated by reference.

Item 5.  Interest in Securities of the Issuer

(a) For the purposes of Rule 13d−3 promulgated under the Exchange Act, each of the Reporting Persons may be deemed to beneficially own 219,463,013 Shares or approximately 91.9% of the outstanding Shares.  Following the effective time of the Merger, Purchaser will own all of the outstanding shares of common stock of the Surviving Corporation and, as a result, for the purposes of Rule 13d−3 promulgated under the Exchange Act, upon the consummation of the Merger, each of the Reporting Persons may be deemed to beneficially own 100% of the outstanding shares of common stock of the Surviving Corporation.  AstraZeneca is filing solely in its capacity as the indirect parent company of, and indirect beneficial owner of Shares held by, Purchaser.

All calculations of percentages of Shares herein are based on information as of June 4, 2007 as provided to AstraZeneca by MedImmune’s transfer agent.

Except as set forth in Item 5(a) of this statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B hereto, beneficially owns Shares.

(b) Purchaser and, by virtue of its relationship to Purchaser reported under Item 2 of this statement, AstraZeneca may be deemed to have shared voting and dispositive power with respect to the Shares that are owned by Purchaser.

(c) Except as set forth in Item 4 of this statement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A and Schedule B hereto has effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of MedImmune, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of MedImmune, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
1
Amended Facility Agreement dated May 31, 2007 among AstraZeneca, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, JPMorgan Cazenove Limited acting as mandated lead arranger, HSBC Bank plc as facility agent, HSBC Bank USA, National Association as swingline agent, and the other parties thereto (incorporated by reference to the Schedule TO-T/A filed by AstraZeneca Biopharmaceuticals Inc. and AstraZeneca PLC on May 31, 2007).

2
Agreement and Plan of Merger dated as of April 22, 2007 among MedImmune, Inc., AstraZeneca PLC and AstraZeneca Biopharmaceuticals Inc. (incorporated by reference to the Form 6-K filed by AstraZeneca PLC on April 26, 2007).

3	Tender Offer Statement on Schedule TO (incorporated by reference in its entirety as originally filed by AstraZeneca Biopharmaceuticals Inc. and AstraZeneca PLC on May 3, 2007, as amended).
4	Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 13, 2007

ASTRAZENECA BIOPHARMACEUTICALS INC.

By:	/s/ Chris R. W. Petty
Name: Chris R. W. Petty
Title: Assistant Secretary and Vice President

ASTRAZENECA PLC

By:	/s/ Shaun F. Grady
Name: Shaun F. Grady
Title: Authorised Signatory

EXHIBIT INDEX

Exhibit No.	Description
1
Amended Facility Agreement dated May 31, 2007 among AstraZeneca, Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and HSBC Bank plc acting as mandated lead arrangers and bookrunners, JPMorgan Cazenove Limited acting as mandated lead arranger, HSBC Bank plc as facility agent, HSBC Bank USA, National Association as swingline agent, and the other parties thereto (incorporated by reference to the Schedule TO-T/A filed by AstraZeneca Biopharmaceuticals Inc. and AstraZeneca PLC on May 31, 2007).

2
Agreement and Plan of Merger dated as of April 22, 2007 among MedImmune, Inc., AstraZeneca PLC and AstraZeneca Biopharmaceuticals Inc. (incorporated by reference to the Form 6-K filed by AstraZeneca PLC on April 26, 2007).

3	Tender Offer Statement on Schedule TO (incorporated by reference in its entirety as originally filed by AstraZeneca Biopharmaceuticals Inc. and AstraZeneca PLC on May 3, 2007, as amended).
4	Joint Filing Agreement among the Reporting Persons.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ASTRAZENECA

The name, current principal occupation of each of the directors and executive officers of AstraZeneca PLC (“AstraZeneca”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with AstraZeneca. The business address of each director and officer is AstraZeneca PLC, 15 Stanhope Gate London, W1K 1LN, England. All directors and executive officers listed below are UK citizens, except: Louis Schweitzer and Bruno Angelici, who are citizens of France; Jan Lundberg, Håkan Mogren, and Marcus Wallenberg, who are citizens of Sweden; David R. Brennan, Jane Henney, Michele Hooper, Lynn Tetrault and Tony Zook, who are citizens of the United States; and John Buchanan, who is a dual citizen of the UK and New Zealand. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment

Louis Schweitzer*
Chairman of the Board of Directors.
Chairman of Renault SA, Vice-Chairman of the Supervisory Board of Koninklijke Philips Electronics NV and Director of BNP-Paribas, Electricité de France, Veolia Environnement, Volvo AB and L’Oréal.

Håkan Mogren*	Deputy Chairman of the Board of Directors. Director of Investor AB, Rémy Cointreau SA, Groupe Danone, Norsk Hydro ASA and the Marianne and Marcus Wallenberg Foundation.

David R. Brennan*	Executive Director and Chief Executive Officer.

John Patterson FRCP*	Executive Director, Development. Fellow of the Royal College of Physicians and Director of the British Pharma Group and Cobham plc.

Jonathan Symonds CBE*	Director and Chief Financial Officer. Director of Diageo plc.

Michele Hooper*	Senior Independent Director. Director of PPG Industries, Inc. and Warner Music Group, Inc.

John Buchanan*	Director. Chairman of Smith & Nephew plc, Deputy Chairman of Vodafone Group Plc and Senior Independent Director of BHP Billiton Plc.

Jane Henney*	Director. Senior Vice President and Provost for Health Affairs, University of Cincinnati Medical Academic Health Center.

Dame Nancy Rothwell*	Director. MRC Research Professor and Vice President for Research at the University of Manchester.

John Varley*	Director. Barclays Group Chief Executive.

Marcus Wallenberg*
Director.
Chairman of Skandinaviska Enskilda Banken AB, Saab AB and International Chamber of Commerce, Deputy Chairman of Telefonaktiebolaget LM Ericsson and Director of Electrolux AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

Graeme Musker	Company Secretary & Group Solicitor.

Bruno Angelici	Executive Vice President, Europe, Japan, Asia Pacific and Rest of World.

Jan Lundberg	Executive Vice President, Global Discovery Research.

David Smith	Executive Vice President, Operations.

Lynn Tetrault	Executive Vice President, Human Resources and Corporate Affairs.

Tony Zook	Executive Vice President, North America and President and Chief Executive Officer of AstraZeneca U.S.

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation of each of the directors and executive officers of AstraZeneca Biopharmaceuticals Inc. (“Purchaser”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is 1800 Concord Pike, P.O. Box 15437, Wilmington, Delaware 19850, except for Christopher Petty and Shaun Grady, whose business address is 15 Stanhope Gate, London, England W1K 1LN.  All directors and executive officers listed below are United States citizens, except Christopher Petty and Shaun Grady who are citizens of the UK. Directors are identified by an asterisk.

Name	Current Principal Occupation orEmployment

David V. Elkins*	President and Treasurer. Vice President and Chief Financial Officer of AstraZeneca Pharmaceuticals LP.

Glenn M. Engelmann*	Secretary and Vice President. Vice President Policy, Legal & Scientific Affairs & General Counsel at AstraZeneca Pharmaceuticals LP.

Shaun F. Grady*	Vice President. Vice President Deal Management, Strategic Planning and Business Development of AstraZeneca PLC.

Christopher R. W. Petty*	Assistant Secretary and Vice President. Deputy General Counsel of AstraZeneca PLC.